AGORA INTEGRATES WITH OPENAI TO ENABLE REAL-TIME CONVERSATIONAL AI

Agora Launches Conversational AI SDK, Integrated with OpenAI’s Realtime API to Power the Evolution of Natural, Voice-Driven AI Experiences

Santa Clara, CA — October 3, 2024 – Agora, Inc. (NASDAQ: API), a pioneer and leading platform for real-time engagement APIs, today announced the launch of its revolutionary Conversational AI SDK, integrated with OpenAI’s Realtime API to allow developers to seamlessly bring engaging, voice-driven AI experiences to any app. This integration lets developers build conversational AI for a vast range of use cases and provide users with a more natural way to interact with AI than ever before.

“Real-time conversational AI is the next step in helping consumers and organizations across the world realize the benefits of this seismic and revolutionary technology,” said Tony Zhao, CEO and Co-Founder of Agora. “With OpenAI, our Conversational AI SDK will allow developers everywhere to increase interactivity in their apps by implementing natural voice interaction with the conversational intelligence of OpenAI, thanks to Agora’s robust real-time audio streaming capabilities.”

The Conversational AI SDK leverages Agora’s intelligent routing and ultra-low latency real-time network – which powers 60 billion minutes of real-time interaction per month in over 200 countries and regions globally – to enable human-like voice interactions with OpenAI via the OpenAI Realtime API. The SDK incorporates AI echo cancellation and background noise suppression to deliver accurate voice processing in any environment, making it easy for developers to provide reliable connections with OpenAI’s GPT models.

"By integrating lifelike, interactive AI learning assistants into our platform, we can enhance personalized skill assessments, improve the learning experience for developers, optimize online testing, and create new opportunities to expand our skill assessment and educational services globally,” said Samuel Lim, CEO & Founder of Agora customer Grepp.

The new integration will allow developers to quickly build robust AI voice agents for use cases including 24/7 customer support, concierge services, health and wellness, education and language learning, gaming, voice interfaces and many more.

“Agora’s Conversational AI SDK will make it easy for us to integrate real-time voice interaction with AI into our IoT products,” said Yun Zhang, CEO & Co-founder of Wyze, an emerging Home Intelligence platform with scalable IoT devices that is also an Agora customer. “Agora’s network is a game changer, with the ultra-low latency response time necessary for truly natural voice interaction with AI-powered smart devices.”

“The integration with OpenAI will unleash a wave of creativity and utility in the AI space unlike anything we have seen to date,” concluded Zhao. “Whether it’s wellness coaching in the healthcare space, a 24/7 customer support agent, or a language tutoring app that can help students practice their speaking skills, our Conversational AI SDK and OpenAI’s Realtime API will allow developers to imagine and build apps that would have been inconceivable only a few years ago. It will also help end users leverage AI in their daily lives in entirely new ways – and Agora is thrilled to integrate with OpenAI to make it all possible.”

For more info on Agora’s Conversational AI SDK for OpenAI, check out the webpage: https://www.agora.io/en/products/agora-openai-conversational-ai-sdk/

About Agora

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

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